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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 July 2002

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /x/        Form 40-F / /

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /        No /x/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A)

EXPLANATORY NOTE

        This report of Form 6-K contains a press release of TPG N.V. dated 25 July 2002 announcing that TPG has applied for an interim licence to provide bulk mail and consolidation services in the UK market.

TPG APPLIES FOR BULK MAIL INTERIM LICENCE IN THE UK

        Mail, Express and Logistics company TPG N.V. has announced today that through its subsidiary TPG Post UK Limited, it has applied for an interim licence to provide bulk mail and consolidation services in the UK market. The interim licence will enable TPG Post UK to start a pilot service this year, prior to the launch of activities under a full-term licence in 2003.

        TPG intends to provide services to large companies, publishers, mailing houses and direct marketers who need a reliable, competitively priced service.

        TPG already holds an interim licence via TNT UK Limited and has applied to extend its existing licence to allow it to provide off-site mailroom services and internal mail services to other customers. At present, this licence is only applicable for a single customer. TNT has also, today, been granted a technical change to its interim licence, allowing it to provide existing business customers with services during disruption to Royal Mail services.

        As an industry leader, recognised as the European benchmark in productivity, service quality and price levels, TPG aims to achieve a key presence in the UK mail market, the second largest in Europe. This is consistent with the company's strategy to become the first pan-European mail company with a presence in every major European market.

        TPG already has a strong presence in the UK, with around 18,000 employees in its mail, express and logistics operations. It already operates in the UK mail distribution market with unaddressed mail delivery services, as well as value-added services in data and document management.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.
	By:	/s/ TANNO MASSAR Name: Tanno Massar Title: Director TPG Media Relations
Date: 26 July 2002

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EXPLANATORY NOTE
TPG APPLIES FOR BULK MAIL INTERIM LICENCE IN THE UK
SIGNATURES